Exhibit 4.2

LICENSING AGREEMENT

THIS AGREEMENT is made effective this _____ day of June, 2003.

BETWEEN:

CIGNAL TECHNOLOGIES, LLC, a Rhode Island Limited Liability Company with a mailing address of 375 Ocean Road, Narragansett, Rhode Island, 02882;

(the “Licensor”)

OF THE FIRST PART

AND:

TITAN TRADING ANALYTICS INC., a company incorporated pursuant to the laws of the Province of British Columbia and having an office at 200 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2;

(the "Licensee”)

OF THE SECOND PART

WHEREAS:

A.                    The Licensor is the owner of a 100% undivided interest in certain securities, futures, options and derivatives (the "Tradeables") trading technology as more particularly described in Schedule “A” hereto (the “Technology”); and

B.                    The Licensor wishes to grant to the Licensee an exclusive license (the “License”) to use the Technology for the purpose of trading the Tradeables, as well as the right to 25% of the net profit that all third parties realize from the use of the Technology, subject to the conditions and limitations described herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of $1.00 paid by each party to the other, and the premises and mutual agreements and covenants herein contained, the receipt and sufficiency of which the parties hereby acknowledge, the parties hereby covenant and agree as follows:

1.                    THE LICENSOR’S REPRESENTATIONS

1.1                   The Licensor hereby makes the following representations and warranties to the Licensee:

(a)	The Licensor owns a 100% right, interest and title to the Technology;

(b)	The Licensor has the sole and exclusive worldwide right to use the Technology and to grant a license to the Licensee respecting the Technology upon the terms contemplated by this Agreement;

(c)	The assets comprising the Technology are free and clear of all liens, charges and encumbrances;

(d)	the use of the Technology for the purpose of trading securities within the United States is not contrary to any United States law; and

(e)
The Licensor has the full right, authority and capacity to enter into this Agreement, and comply with the terms set out herein, without first obtaining the consent of any other person or body corporate.

1.2                    The representations and warranties of the Licensor set out in paragraph 1.1 above form a part of this Agreement and are conditions upon which the Licensee has relied in entering into this Agreement and shall survive the acquisition of any interest in the Technology by the Licensee.

2.                      REPRESENTATION OF THE LICENSEE

The Licensee represents and warrants to the Licensor that it is a body corporate, duly incorporated under the laws of the Province of British Columbia with full power and absolute capacity to enter into this Agreement and that the terms of this Agreement have been authorized by all necessary corporate acts and deeds in order to give effect to the terms hereof.

3.                     GRANT OF LICENSE AND PROFIT INTEREST

3.01                  Upon the terms and conditions herein set forth, the Licensor hereby agrees to grant to the Licensee:

(a)	an exclusive license, valid for a period of 99 years from the date of this Agreement, whereby the Licensee may use the Technology for the purposes of trading the Tradeables; and

(b)
a profit interest in the Technology whereby the Licensee shall be entitled to 25% of the net profit that all third parties realize from the use of the Technology for the purposes of trading the Tradeables (the “Profit Interest”);

in consideration of the Licensee agreeing to fund all future development costs associated with the Technology, including those costs relating to the completion or alteration of the current Technology, as well as all costs relating to the development of any related products.

3.02                 Notwithstanding subparagraph 3.01(b), the Licensor and those persons disclosed in Schedule “B” hereto (collectively, the “User”) shall have the right to personally use the Technology, and any related products that are developed which relate to the Technology, without being required to make any Profit Interest payment to the Licensee.

3.03                 Additional third parties may use the Technology with the consent of the Licensor and Licensee provided that such third parties consent to disclosing their trading records to the Licensor and Licensee.

3.04                  The Users shall not be entitled to assign their right to personally use the Technology to a third party without the Licensee’s written consent. Each User’s right to personally use the Technology shall not survive the User’s death.

3.05                 In the months of June and December of each calendar year following the execution of this Agreement, the Licensor shall provide the Licensee a proposed budget (each a “Budget”) for the subsequent half-calendar year period outlining proposed developments to the Technology and any related products, as well as providing a detailed breakdown of all anticipated costs associated with such developments. The anticipated cost of each six month Budget shall not exceed $100,000 CDN.

3.06                  The Licensee shall provide the Licensor with evidence that it has the funds necessary to fulfil a Budget plan within 60 days of the beginning of the half-calendar year, failing which, the Licensee’s rights as described in paragraph 3.01 shall immediately cease. The Licensee shall forward the Budget funds to the Licensor against delivery of invoices for payment.

3.07                  If the Licensor fails to deliver a Budget to the Licensee in accordance with the terms of paragraph 3.05, the Licensor shall have no obligation to fund the further development of the Technology or related products for that six-month period.

3.08                  Notwithstanding the Licensor’s grant of a license to the Licensee, the Licensor, acting reasonably, shall have the right to control, dictate, edit, modify or otherwise direct the format and structure of the Technology as he sees fit, provided that he complies with United States and Canadian regulatory and statutory requirements.

3.09                  The Licensee may assign its exclusive license relating to the Technology to any third party, provided that third party agrees in writing to abide by the terms of this Agreement.

3.10                  The Licensee may terminate this Agreement at any time by providing the Licensor with notice in writing. Upon termination of the Agreement by the Licensee, the Licensee and Licensor agree that Michael Gossland will act in trust to return all copies of the software source code and executable programs as described in Schedule A to the Licensor.

4.                    PAYMENT AND ACCOUNTING OF PROFIT INTEREST

4.1                 The Licensor shall provide the Licensee with a detailed monthly statement disclosing the calculation of the Profit Interest within five business days following each month-end. The Licensor shall concurrently pay the Licensee an amount equal to 25% of the net profit that all third parties realize from the use of the Technology for the purposes of trading the Tradeables during the previous calendar month by way of wire transfer to the following bank account:

Name of Account:	Gregory S. Yanke Law Corporation – U.S. Trust

Beneficiary Bank:	Bank of Montreal
595 Burrard Street
Vancouver, B.C., Canada
V6H 1J7

Canadian Bank No:	001
Transit No.:	00040
Account No:	4685-231

Intermediary Bank:	Harris Bank International
New York, New York

Swift Code:	HATRUS33
ABA No:	026007760

4.2                  For the purposes of confirming the amounts payable pursuant to paragraph 4.1, the Licensee or its representatives duly appointed in writing shall have the right at all reasonable times, upon written request, to inspect or audit those books and financial records of the Licensor as are relevant to the determination of the amount of the Profit Interest, and, at the expense of the Licensee, to make copies thereof.

5.                  APPOINTMENT TO BOARD

Forthwith following the execution of this Agreement, the Licensor shall be appointed to the Licensee’s Board of Directors.

6.                  COVENANTS

6.1                 The Licensor shall make available to the Licensee upon execution of this Agreement any and all files, documents, records or other information in its possession relating to the Technology which may be of use to the Licensee in conducting a due diligence review of the

Technology. The Licensor shall also use its best efforts to obtain for the Licensee such additional other records or information as reasonably requested by the Licensee for purposes of using the Technology.

6.2                 The Licensor shall file and prosecute any United States infringements or violations relating to the Technology of which he becomes aware. The Licensor and Licensee shall be jointly responsible for all costs reasonably incurred in this regard.

7.                    FURTHER ASSURANCES

The parties hereto covenant and agree to do such further acts and execute and deliver all such further deeds and documents as shall be reasonably required in order to fully perform and carry out the terms and intent of this Agreement.

8.                    ENTIRE AGREEMENT

This Agreement constitutes the entire agreement to date between the parties hereto and supersedes every previous agreement, communication, expectation, negotiation, representation or understanding, whether oral or written, express or implied, statutory or otherwise, between the parties with respect to the subject of this Agreement.

9.                    NOTICE

9.1 Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered by hand or if mailed by registered mail, in the case of the Licensor addressed as follows:

Philip S. Carrozza II
375 Ocean Road
Narragansett, Rhode Island
02882

and in the case of the Licensee addressed as follows:

Titan Trading Analytics Inc.
200 – 675 West Hastings Street
Vancouver, British Columbia
V6B 1N2

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, or if mailed, on the fourth business day after the date of mailing.

9.2                 Either party may, from time to time by notice in writing, change its address for the purpose of this section.

10.                TIME OF ESSENCE

Time shall be of the essence of this Agreement.

11.                TITLES

The titles to the respective sections hereof shall not be deemed a part of this Agreement but shall be regarded as having been used for convenience only.

12.                SEVERABILITY

If any one or more of the provisions contained herein should be invalid, illegal or unenforceable in any respect in any jurisdictions, the validity, legality and enforceability of such provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

13.                APPLICABLE LAW AND ARBITRATION

13.1               All disputes arising out of or in connection with this Agreement, or in respect of any defined legal relationship associated therewith or derived therefrom, shall be referred to and finally resolved by arbitration under the rules of the British Columbia International Commercial Arbitration Centre.

13.2                The appointing authority shall be the British Columbia International Commercial Arbitration Centre and the case shall be administered by the British Columbia International Commercial Arbitration Centre in accordance with its “Procedure for Cases under the BCICAC Rules” at Vancouver, British Columbia.

14.                 ENUREMENT

This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

                IN WITNESS WHEREOF the parties have duly executed this Agreement effective as of the date and year above written.

CIGNAL TECHNOLOGIES, LLC	TITAN TRADING ANALYTICS INC.

per:	per:
Philip S. Carrozza II, Member	Authorized Signatory